CLIFTON STAR RESOURCES INC.
NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of the holders of common shares (the "Common Shares") of CLIFTON STAR RESOURCES INC. (the "Corporation") will be held on Monday, December 5, 2011 at 9:00 a.m. (Vancouver Time) in the Computershare Boardroom located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia for the following purposes:

1.

to receive the Corporation's audited financial statements for the year ended June 30, 2011 and the related report of the auditors;

2.

to elect the Corporation's directors;

3.

to consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Registered Office Resolution") to amend the Corporation's articles of incorporation to change the province or territory in Canada where the registered office of the Corporation is to be situated from British Columbia to Quebec; and

4.

to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Dated at Vancouver, British Columbia Canada this 4th day of November, 2011.

By order of the Board of Directors,

(s) Ross Glanville

Ross Glanville

Chairman of the Board of Directors

IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend, and would like your Common Shares represented, please sign the enclosed form of proxy and return it at your earliest convenience in the envelope provided, but before 9:00 a.m. (Vancouver Time) on December 1, 2011.